EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2025, and the notes thereto.

This Management’s Discussion and Analysis (“MD&A”) is dated March 10, 2026, and discloses specified information up to that date. The consolidated financial statements are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). Unless otherwise cited, references to dollar amounts are in US dollars. This MD&A contains “forward-looking statements” that are subject to risk factors including those set out in the “Cautionary Statement” at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Company’s Board of Directors as of March 10, 2026, unless otherwise indicated. Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on the Company’s website at www.avino.com and on SEDAR+ at www.sedarplus.ca.

Business Description

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada (except for the province of Quebec) and the United States, and its common shares are listed on the Toronto Stock Exchange (“TSX”) under the ticker ASM:TSX, the NYSE American under the ticker ASM:NYSE-A, and the Frankfurt and Berlin Stock Exchanges under the ticker GV6.

Discussion of Operations

The Company’s production, exploration, and evaluation activities during the year ended December 31, 2025, have been conducted on the Avino Property and the La Preciosa Property.

The Company holds a 99.67% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 contiguous hectares, and is located approximately 80 km north-east of the city of Durango. The Avino Property is equipped with milling and processing facilities that presently process all output from the Avino Mine located on the property. The Avino Property also hosts the San Gonzalo Mine, which is currently on care and maintenance. The Company also holds 100% interest in Proyectos Mineros La Preciosa S.A. de C.V. (“La Preciosa”), a Mexican corporation which owns the La Preciosa Property.

On April 1, 2025, the Company determined that La Preciosa had demonstrated technical feasibility and commercial viability to support the reclassification from the exploration and evaluation asset stage to the development stage and mining properties with plant, equipment and mining properties.

Page 1

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

Operational and Financial Highlights

HIGHLIGHTS (In US$, unless otherwise noted)	Fourth Quarter 2025	Fourth Quarter 2024	Change	Year 2025	Year 2024	Change
Operating
Tonnes Milled	189,338	181,733	4%	736,935	648,774	14%
Silver Ounces Produced	345,298	283,794	22%	1,157,828	1,109,214	4%
Gold Ounces Produced	1,687	2,560	-34%	7,621	7,477	2%
Copper Pounds Produced	1,295,244	1,773,694	-27%	5,667,996	6,197,603	-9%
Silver Equivalent Ounces1 Produced	671,583	735,557	-9%	2,606,155	2,652,498	-2%
Concentrate Sales and Costs
Silver Equivalent Payable Ounces Sold[2]	555,567	889,294	-38%	2,362,505	2,562,211	-8%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$21.10	$13.88	52%	$16.13	$14.84	9%
All-in Sustaining Cost per Silver Equivalent Payable Ounce[1,2,3]	$31.59	$18.62	70%	$23.75	$20.57	15%
Financial Operating Performance (in 000’s)
Revenues	$30,544	$24,382	25%	$92,227	$66,178	39%
Mine operating income	$17,844	$10,456	71%	$48,535	$23,201	109%
Net income	$10,460	$5,092	105%	$26,643	$8,100	229%
Earnings before interest, taxes and amortization (“EBITDA”)[3]	$14,409	$9,099	58%	$42,996	$18,037	138%
Adjusted earnings[3]	$16,297	$9,950	64%	$46,535	$21,333	118%
Cash provided by operating activities	$9,986	$15,551	-36%	$27,423	$23,124	19%
Operating cash flow before working capital adjustments[3]	$18,953	5,947	219%	35,343	15,089	134%
Mine operating cash flow before taxes[3]	$18,989	$11,878	60%	$52,709	$27,578	91%
Per Share Amounts
Earnings per share - diluted	$0.06	$0.03	100%	$0.17	$0.06	183%
Adjusted earnings per share[3]	$0.10	$0.07	43%	$0.29	$0.15	93%
Liquidity & Working Capital (in 000’s)
	December 31, 2025	December 31, 2024	Change	December 31, 2025	December 31, 2024	Change
Cash	$101,724	$27,317	272%	$101,724	$27,317	272%
Working capital[3]	$99,562	$25,235	295%	$99,562	$25,235	295%

1.

In Q4 2025, AgEq was calculated using metal prices of $54.83 per oz Ag, $4,146 per oz Au and $5.04 per lb Cu. In Q4 2024, AgEq was calculated using metals prices of $31.34 oz Ag, $2,662 oz Au and $4.17 lb Cu. For YTD 2025, AgEq was calculated using metal prices of $39.94 per oz Ag, $3,436 per oz Au and $4.51 per lb Cu. For YTD 2024, AgEq was calculated using metal prices of $28.24 oz Ag, $2,387 oz Au and $4.15 lb Cu. Calculated figures may not add up due to rounding.

2.

“Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3.

Non-IFRS Accounting Standard measure. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under IFRS Accounting Standards and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Accounting Standards Measures section for further information and detailed reconciliations.

Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

Record Cash and Working Capital Position

•

Avino had $101.7 million in cash at December 31, 2025, and remains debt-free, excluding operating equipment leases and the deferred royalty repurchase payment. Our working capital position of $99.6 million and strong balance sheet will provide the foundation to support our transformational growth plan to become a Mexico-focused mid-tier primary silver producer.

TSX Recognition and Index Inclusion

•

On September 9, 2025, Avino announced its inclusion in the Toronto Stock Exchange’s TSX30TM. Avino has distinguished itself by reaching the 5th position on the TSX30 2025 ranking, which is a flagship program recognizing the 30 top-performing TSX stocks on a dividend-adjusted share price appreciation over a three-year period.

•

On September 16, 2025, Avino announced that it has been added to the Market Vectors Junior Gold Miners Index (“MVGDXJTR”) and the VanEck Junior Gold Miners ETF ("GDXJ"), effective at market close on September 19, 2025, pursuant to the GDXJ's semi-annual review and quarterly rebalance.

4th Quarter 2025 Financial Highlights

•	Record revenues of $30.5 million, an increase of 25% from Q4 2024, our previous quarterly record.

•	Mine operating income of $17.8 million, an increase of 71% from Q4 2024.

•	Net income of $10.5 million, or $0.06 per share.

•	Adjusted earnings of $16.3 million, or $0.10 per diluted share, an increase of 62% and 43%, respectively, from Q4 2024.

•

Cash flow provided by operating activities of $10 million, a decrease of 36% compared to Q4 2024. Prior to working capital adjustments, cash flow provided from operating activities was $18.9 million, an increase of 219% compared to Q4 2024.

•	Mine operating cash flow before taxes of $19.0 million, an increase of 60% from Q4 2024.

•	Earnings before interest, taxes, depreciation and amortization (“EBITDA”) of $14.4 million, an increase of 58% from Q4 2024.

•	Cash costs per silver equivalent payable ounce sold of $21.10, an increase of 52% from Q4 2024.

•	All in sustaining costs per silver equivalent payable ounce sold of $31.59, an increase of 70% from Q4 2024.

FY 2025 Highlights

•

La Preciosa Royalty Repurchase: During the 3rd quarter, Avino acquired all outstanding royalties and obligations held by Deterra Royalties Inc. “Deterra”, for consideration of $13.25 million upfront payment followed by an $8.75 million deferred payment, achieving 100% interest on the La Preciosa property. The deferred payment to Deterra is due in Q3 2026.

•

Silver Equivalent Production Decreased 2%: Avino produced 2,606,155 silver equivalent ounces in 2025, representing a 2% decrease from 2024. The decrease was driven by lower feed grades in all three metals (silver, gold and copper), as we moved through a lower grade section of the mine plan and was partially offset by improved mill availability of 14%.

•

Continued Elevated Mill Throughput: In 2025, Avino achieved 14% higher mill throughput versus 2024, totalling 736,935 tonnes of material. These throughput levels built off last quarter’s record and were a result of previous upgrades and automation enhancements made by our operations team, demonstrating significant improvements in mill availability.

•

Gold and Silver Production Increased 2% and 4%: Avino produced 1,157,828 silver ounces and 7,621 gold ounces in 2025, an increase in both metals from 2024. Improved production resulted from the increased tonnes processed.

•

Copper Production Decreased 9%: Avino produced 5.7 million pounds of copper in 2025, a decrease of 9% from 2024. This decrease was result of lower feed grade from certain areas in our planned mine sequencing, which did have an impact on recoveries as well. This was partially offset by significantly improved mill availability of 14%.

Page 3

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

La Preciosa Updates

Royalty & Obligations Repurchase

On August 25, 2025, Avino announced the acquisition of 100% interest of La Preciosa by purchasing and extinguishing all of the outstanding royalties and contingent payment obligations (the “La Preciosa Obligations”) currently held by Deterra Royalties Limited (“Deterra”). The consideration for the La Preciosa Obligations was a $13.25 million upfront payment upon closing, followed by an $8.75 million payment deferred for one year after closing. The deferred payment was already accounted for in the existing royalty agreement with Deterra.

The La Preciosa Obligations were comprised of:

•	a cash payment of US$8.75 million, to be paid no later than 12 months after initial production at La Preciosa (the “Contingent Production Payment”);
•	a 1.25% net smelter returns royalty on the Gloria and Abundancia areas of La Preciosa, and a 2.00% gross value returns royalty on all other areas of La Preciosa; and
•

a payment of $0.25 per silver equivalent ounce (subject to inflationary adjustment) of new mineral reserves (as defined by NI 43-101) discovered and declared outside of the current mineral resource area at La Preciosa, subject to a cap of $50 million, with any such payments to be credited against any existing or future payments owing on the gross value returns royalty.

The La Preciosa Obligations were initially issued to Coeur Mining, Inc. (“Coeur”) in connection with the acquisition of La Preciosa by Avino in March 2022. Details of the Company’s acquisition of La Preciosa are available on the Company’s website here. Following the acquisition, Coeur sold the La Preciosa Obligations to Trident Royalties Plc (“Trident”) in May 2023, with Deterra subsequently acquiring the La Preciosa Obligations by way of its acquisition of Trident in September 2024.

Following the transaction, the deferred payment of $8.75 million remains the sole material obligation related to La Preciosa, with all other obligations having been extinguished.

Exploration & Confirmatory Drilling

Throughout 2025 and in January 2026, Avino announced the results of fourteen drill holes from La Preciosa which were drilled to twin previous drilling. Assay results for the intercepts of the La Gloria and Abundancia veins were very positive and are shown in Table 1 through 3 below.

Selected Intercept Highlights:

•	Hole PMLP 25-03: 1,638 g/t Ag and 1.92 g/t Au over 7.90 metres true width
	o	including 15,352 g/t Ag and 1.55 g/t Au over 0.37 metres true width

•	Hole PMLP 25-04: 544 g/t Ag and 0.46 g/t Au over 6.42 metres true width
	o	including 1,739 g/t Ag and 0.74 g/t Au over 0.66 metres true width

•	Hole PMLP 25-06: 787 g/t Ag and 0.51 g/t Au over 5.22 metres true width
	o	including 3,206 g/t Ag and 1.02 g/t Au over 0.77 metres true width

•	Hole PMLP 25-08 at La Gloria: 306 g/t Ag and 1.15 g/t Au over 3.98 metres true width
	o	including 699 g/t Ag and 5.80 g/t Au over 0.63 metres true width

•	Hole PMLP 25-08 at Abundancia: 463 g/t Ag and 0.61 g/t Au over 4.00 metres true width
	o	including 642 g/t Ag and 0.60 g/t Au over 0.95 metres true width

•	Hole PMLP 25-12: 585 g/t Ag and 0.65 g/t Au over 4.90 metres true width
	o	including 2,218 g/t Ag and 1.92 g/t Au over 0.51 metres true width

•	Hole PMLP 25-14 at La Gloria: 694 g/t Ag and 0.63 g/t Au over 4.52 metres true width
	o	including 2,275 g/t Ag and 1.28 g/t Au over 0.61 metres true width

Page 4

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

The variation of grades and thicknesses within relatively short distances (under 10 metres) compared with previously drilled intercepts were expected due to the “pinch and swell” geometry of the La Preciosa veins and the high nugget effects. The drill results exceeded grade expectations and verified the geometry of the current vein-based resource model.  Higher grades intersected in the northern portion of the La Gloria Vein are expected to continue further to the North and warrant additional step-out drilling to potentially expand the mineral resource defined on the shallow La Gloria Vein.

Assays were received on fourteen (14) holes totalling approximately 3,500 metres drilled at La Preciosa, intersecting the La Gloria vein in all 14 holes, the Abundancia vein in 13 holes, and additional unnamed and splay veins in multiple holes. Assays were processed under Avino’s standard QA/QC program, with no indications of bias or contamination detected. Unlike the Avino Mine, the La Preciosa deposit contains no notable copper mineralization, so no copper values are reported.

Sampling and Assay Methods

Following detailed geological and geotechnical logging, selected drill core areas were cut in half. One half of the core was submitted to the SGS Laboratory facility in Durango, Mexico, and the other half was retained on-site for verification and reference. Gold is assayed by fire assay with an AA finish. Any samples exceeding 3.0 gold g/t are re-assayed and followed by a gravimetric finish. Multi-element analyses are also completed for each sample by SGS ICP14B methods. Silver is fire assayed with a gravimetric finish for samples assaying over 100 g/t. Avino uses a series of standard reference materials, blank reference materials, and duplicates as part of their QA/QC program during assaying.

Table 1 – Summary Drill Results – August 18, 2025 News Release

Structure	Hole Number	From (m)	To (m)	Intercept Length (m)	True width (m)	Ag (g/t)	Au (g/t)	AgEq¹ (g/t)
La Gloria	PMLP-25-01	84.35	88.5	4.15	3.41	398	0.36	431
	Including	85.05	86.8	1.75	1.44	601	0.36	634
Abundancia	PMLP-25-01	166.35	182.6	16.25	14.80	257	0.38	292
	Including	166.35	171.85	5.5	5.04	594	0.72	660
	Including	169	170	1	0.92	1173	1.00	1,264
Unnamed_1	PMLP-25-02	72.6	75.82	3.22	2.92	282	0.19	299
	Including	73.34	75.1	1.76	1.6	422	0.20	440
La Gloria	PMLP-25-02	99.1	103.3	4.2	3.45	970	0.44	1,010
	Including	99.72	102.65	2.93	2.41	1260	0.52	1,307
	Including	100.3	101.73	1.43	1.17	1936	0.64	1,994
Abundancia	PMLP-25-02	281.6	287	5.4	5.27	112	0.19	129
La Gloria	PMLP-25-03	106.4	116.05	9.65	7.90	1638	1.92	1,812
	Including	113.8	116.05	2.25	1.84	5006	0.61	5,061
	Including	113.8	114.25	0.45	0.37	15352	1.55	15,493
Unnamed_2	PMLP-25-03	134.9	136.8	1.9	1.30	525	1.20	635
Abundancia	PMLP-25-03	288.8	290.05	1.25	1.22	45	0.18	61
La Gloria	PMLP-25-04	183.83	192.5	8.67	6.42	544	0.46	585
	including	190.96	191.85	0.89	0.66	1739	0.74	1,807
Abundanica Splay 1	PMLP-25-04	214.14	214.98	0.84	0.83	125	0.28	150
Unnamed_3	PMLP-25-04	271.84	272.4	0.56	0.51	174	0.33	204
Unnamed_4	PMLP-25-04	274.5	275.2	0.7	0.66	369	0.82	444

1.	AgEq in drill results above assumes $3,000/oz Au and $33.00/oz Ag, and 100% metallurgical recovery

Page 5

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

Table 2 – Summary Drill Results – October 27, 2025 News Release

Structure	Hole Number	From (m)	To (m)	Intercept Length (m)	True width (m)	Au (g/t)	Ag (g/t)	AgEq¹ (g/t)
La Gloria	PMLP-25-05	223.25	226.45	3.2	2.48	0.66	425	484
	Including	225.7	226.45	0.75	0.58	1.60	1299	1441
Abun Splay 1	PMLP-25-05	234.5	237.6	3.1	3.07	0.16	34	48
Abundancia	PMLP-25-05	303.75	304.55	0.8	0.78	1.21	513	621
Unnamed_5	PMLP-25-05	221.3	221.8	0.5	0.40	1.02	455	546
Unnamed_6	PMLP-25-05	261.71	263.06	1.35	0.90	0.29	74	100
La Gloria	PMLP-25-06	169.8	176.6	6.8	5.22	0.51	787	832
	Including	174.45	175.45	1	0.77	1.02	3206	3297
Abundancia	PMLP-25-06	219.4	220.9	1.5	1.47	0.86	635	711
La Gloria	PMLP-25-07	175.9	181.7	5.8	2.84	0.39	216	251
	Including	176.93	178	1.07	0.52	0.35	490	521
Abundancia	PMLP-25-07	227.2	227.75	0.55	0.52	0.24	93	114
La Gloria	PMLP-25-08	53.15	58.5	5.35	3.98	1.15	306	408
	Including	53.15	54.00	0.85	0.63	5.80	699	1215
Abundancia	PMLP-25-08	135.60	139.80	4.20	4.00	0.61	463	517
	Including	136.6	137.6	1	0.95	0.60	642	696

1.	AgEq in drill results above assumes $4,000/oz Au and $45.00/oz Ag, and 100% metallurgical recovery.

Page 6

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

Table 3 – Summary Drill Results – January 26, 2026 News Release

Structure	Hole Number	From (m)	To (m)	Intercept Length (m)	True width (m)	Au (g/t)	Ag (g/t)	AgEq¹ (g/t)
La Gloria	PMLP-25-09	130.96	136.40	5.44	4.30	0.37	489	519
	Including	133.96	135.18	1.22	0.96	0.48	799	837
Abundancia	PMLP-25-09	242.90	246.95	4.05	3.94	0.18	106	120
	Including	244.95	246.05	1.10	0.87	0.17	169	182
La Gloria	PMLP-25-10	122.60	126.35	3.75	2.41	0.60	563	611
	Including	125.65	126.35	0.70	0.45	0.93	778	853
Abundancia Splay 1	PMLP-25-10	181.05	181.60	0.55	0.54	0.05	7	11
Abundancia	PMLP-25-10	208.65	211.15	2.50	2.47	0.40	68	100
La Gloria	PMLP-25-11	149.30	152.25	2.95	1.88	0.65	442	494
	Including	151.30	152.25	0.95	0.61	0.96	590	666
Abundancia Splay 1	PMLP-25-11	189.10	189.50	0.40	0.39	0.07	6	12
Abundancia	PMLP-25-11	225.40	226.60	1.20	1.19	0.60	233	281
La Gloria	PMLP-25-12	139.25	148.40	9.15	4.90	0.65	585	637
	Including	144.00	144.95	0.95	0.51	1.92	2218	2372
	Including	146.83	147.60	0.77	0.41	1.91	1107	1260
Abundancia	PMLP-25-12	206.70	208.30	1.60	1.58	0.74	260	320
La Gloria	PMLP-25-13	153.60	157.70	4.10	2.91	0.49	406	444
	Including	156.60	157.70	1.10	0.78	0.54	598	642
Abundancia Splay 1	PMLP-25-13	194.80	195.45	0.65	0.64	0.39	34	65
Unnamed	PMLP-25-13	241.50	242.00	0.50	0.50	0.07	54	59
La Gloria	PMLP-25-14	134.40	141.05	6.65	4.52	0.63	694	745
	Including	138.20	139.10	0.90	0.61	1.28	2275	2377
Abundancia Splay 1	PMLP-25-14	182.85	183.75	0.90	0.89	0.13	72	83
Abundancia	PMLP-25-14	200.85	201.45	0.60	0.58	0.62	340	390

1.	AgEq in drill results above assumes $4,000/oz Au and $50.00/oz Ag, and 100% metallurgical recovery.

Page 7

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

Financial Results – Three months ended December 31, 2025, compared to three months ended December 31, 2024

In 000’s
	2025	2024
Revenue from mining operations	$30,544	$24,382
Cost of sales	12,700	13,926
Mine operating income	17,844	10,456

Operating expenses:
General and administrative expenses	2,762	1,708
Share-based payments	879	434
Income before other items	14,203	8,314
Other items:
Interest and other income	739	287
Gain (loss) on long-term investments	22	(259)
Other expenses	3	-
Unrealized loss on derivative	(211)	(475)
Foreign exchange gain (loss)	(313)	637
Finance cost	(168)	-
Accretion of reclamation provision	(48)	(46)
Impairment of PPE and other assets	(304)	-
Interest expense	(98)	(139)
Income before income taxes	13,825	8,319
Income taxes:
Current income tax expense	(3,164)	(4,255)
Deferred income tax recovery (expense)	(201)	1,028
Income tax expense	(3,365)	(3,227)
Net income	$10,460	$5,092
Other comprehensive income (loss):
Currency translation differences	1,333	(704)
Total comprehensive income	$11,793	$4,388
Income per share
Basic	$0.07	$0.04
Diluted	$0.06	$0.03
Weighted average number of common shares outstanding
Basic	155,208,645	139,726,509
Diluted	164,389,466	146,635,008

Page 8

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

Revenues

During the three months ended December 31, 2025, the Company recognized revenues of $30.5 million on the sale of Avino Mine bulk copper/silver/gold concentrate and La Preciosa silver/gold concentrate, compared to $24.4 million revenues for 2024, an increase of $6.1 million. The increase is a result of higher average realized metal prices for silver, gold and copper for the period.

Metal prices for revenues recognized during the period were $59.52 per ounce of silver, $4,174 per ounce of gold, and $10,194 per tons of copper, with comparable prices for Q4 2024 were $30.21 per ounce of silver, $2,564 per ounce of gold, and $9,300 per tonne of copper.

Payable silver equivalent ounces sold in the current period were 555,567 ounces, compared to 889,294 ounces in Q4 2024. Payable silver equivalent ounces sold were lower in the current period than previous periods as a result of higher silver prices impacting the silver:gold and silver:copper ratios used to calculate silver equivalent ounces, as well as lower volumes sold of silver, gold and copper.

Cost of Sales & Mine Operating Income

During the three months ended December 31, 2025, cost of sales was $12.7 million, compared to $13.9 million in Q4 2024, an increase of $1.2 million. The increase is mainly attributable to less volume sold, as well as a stronger average Mexican Peso compared to the US Dollar during the current quarter, with an average of $18.31 Mexican Pesos to 1 US Dollar in Q4 2025 compared to an average of $18.90 Mexican Pesos to 1 US Dollar in Q4 2024.

Mine operating income, after depreciation and depletion, was $17.8 million, compared to $10.5 million in Q4 2024. The increase in mine operating income is a result of the items noted above as well as mark to market movements resulting from higher metal prices and higher metal contents that had a positive impact of $4.4 million in Q4 2025 compared to a negative impact of $1.6 million in Q4 2024.

General and Administrative Expenses & Share-Based Payments

General and administrative expenses were $2.8 million, compared to $1.7 million in Q4 2024. The increase is a result of higher salaries and benefits primarily as a result of increase in operations and increased employee benefits and profit-sharing accruals from improved financial performance.

Share-based payments were $0.9 million, compared to $0.4 million in Q4 2024, an increase of $0.5 million. The increase is a direct result of the timing of option and RSU grants, and fluctuations in share price at the time of the grants.

Other Items

Gain on long-term investments was $0.1 million compared to a loss of $0.3 million in Q4 2024. This is a direct result of fluctuations in the Company’s investment in shares of Talisker Resources, as well as minor movements in the Company’s investment in shares of Silver Wolf Exploration and Endurance Gold.

Unrealized gain on derivative liability was $0.2 million compared to 0.4 million in Q4 2024. This is a direct result of US Dollar/Mexican Peso foreign exchange forward contracts entered into during the year to mitigate risks surrounding the Company of material foreign exchange movements that could cause the Company to incur material losses.

Foreign exchange loss for the period was $0.3 million, a negative movement of $0.9 million compared to a gain of $0.6 million in Q4 2024. Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the quarter ended December 31, 2025, the US dollar depreciated in relation to the Mexican Peso and strengthened against the Canadian dollar, resulting in foreign exchange gains overall.

Page 9

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

Current and Deferred Income Taxes

Current income tax expense was $3.2 million in Q4 2025, a change of $1.1 million compared to an income tax expense of $4.3 million for Q4 2024. The movement relates primarily to tax losses used to offset income from La Preciosa generated in Q4 2025, which resulted in decreased income tax expense.

Deferred income tax expense was $0.2 million, a change of $1.2 million compared to an expense of $1.0 million in Q4 2024. Deferred income taxes fluctuate due to movements in taxable and deductible temporary differences related to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes during the current and comparable periods primarily relate to movements in the tax bases and mining profits and/or losses in Mexico.

Net Income

Net income was $10.5 million for the period, or $0.07 per basic and $0.06 diluted share, compared to net income of $5.1 million, or $0.04 per basic and diluted share for Q4 2024. The increase is a result of the items noted above, including increases in revenues, mine operating income, gain on long-term investments, gain on foreign exchange and interest income. The positive movements were partially offset by increases to current income tax expense.

EBITDA & Adjusted Income/Loss (see “Non-IFRS Accounting Standards Measures”)

EBITDA was $14.4 million for the period, an increase of $5.3 million when compared to $9.1 million for Q4 2024. The changes in EBITDA are primarily a factor of the items above, excluding any changes in depreciation and depletion, changes in interest expense and income, as well as any changes in income taxes. See Non-IFRS Accounting Standards Measures for a reconciliation for EBITDA.

Adjusted earnings for the period was $16.3 million, an increase of $6.3 million when compared to adjusted earnings of $10.0 million in the corresponding quarter in 2024. Changes to adjusted earnings are a result of the items noted above in EBITDA, further excluding share-based payments, unrealized gains and losses related to derivative liabilities, write-downs of equipment and movements in foreign exchange. See Non-IFRS Accounting Standards Measures for a reconciliation for adjusted earnings.

Cash Costs & All-in Sustaining Costs (see “Non-IFRS Accounting Standard Measures”)

Cash costs per silver equivalent payable ounce sold was $21.10, compared to $13.88 for Q4 2024. The increase is attributable to lower payable silver equivalent ounces sold in the current period than previous periods as a result of higher silver prices impacting the silver:gold and silver:copper ratios used to calculate silver equivalent ounces, as well as lower volumes sold of silver, gold and copper.

All-in sustaining costs per silver equivalent payable ounce sold was $31.59, compared to $18.62 for Q4 2024. As noted above, the increase is primarily due to lower payable silver equivalent ounces sold in the current period than previous periods as a result of higher silver prices impacting the silver:gold and silver:copper ratios used to calculate silver equivalent ounces, as well as lower volumes sold of silver, gold and copper. This was further impacted by increased sustaining capital expenditures and increased general & administrative expenses in the current period compared to Q4 2024.

See Non-IFRS Accounting Standard Measures for a reconciliation for cash costs and all-in sustaining costs

Page 10

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

Selected Annual Information - Year ended December 31, 2025, compared to year ended December 31, 2024:

In 000’s
	2025	2024
Revenue from mining operations	$92,227	$66,178
Cost of sales	43,692	42,977
Mine operating income	48,535	23,201

Operating expenses:
General and administrative expenses	8,690	6,226
Share-based payments	3,726	2,035
Income before other items	36,119	14,940

Other items:
Interest and other income	1,414	364
Gain (loss) on long-term investments	2,769	(172)
Unrealized gain (loss) on derivative	1,789	(475)
Foreign exchange (loss) gain	(705)	979
Finance cost	(247)	(10)
Accretion of reclamation provision	(204)	(197)
Interest expense	(316)	(387)
Other expenses	(417)	-
Loss on sale of mineral properties	(304)	-
Write-down of uncollectible account	-	(621)
Income before income taxes	39,898	14,421

Income taxes:
Current income tax expense	(11,590)	(6,288)
Deferred income tax expense	(1,665)	(33)
Income tax expense	(13,255)	(6,321)
Net income	26,643	8,100

Other comprehensive income (loss):
Currency translation differences	1,771	(827)
Total comprehensive income	$28,414	$7,273
Income per share
Basic	$0.18	$0.06
Diluted	$0.17	$0.06
Weighted average number of common shares outstanding
Basic	147,721,818	134,599,532
Diluted	157,811,276	141,331,864

Page 11

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

Revenues

The Company recognized revenues net of penalties, treatment costs and refining charges, of $92.2 million on the sale of Avino Mine bulk copper/silver/gold concentrate, compared to revenues of $66.2 million for 2024, an increase of $26.0 million.

The increase in revenues is a result of higher average realized metal prices for silver, gold and copper for the period.

Metal prices for revenues recognized during the year were $44.70 per ounce of silver, $3,563 per ounce of gold, and $10,137 per tonne of copper, with comparable prices for the year ended December 31, 2024, of $29.21 per ounce of silver, $2,487 per ounce of gold, and $9,251 per tonne of copper.

Payable silver equivalent ounces sold in the current period were 2,362,505 ounces, compared to 2,562,211 ounces in 2024. Payable silver equivalent ounces sold were lower in the current period than previous periods as a result of higher silver prices impacting the silver:gold and silver:copper ratios used to calculate silver equivalent ounces, as well as lower volumes sold of silver, gold and copper.

Cost of Sales & Mine Operating Income

Cost of sales for the year were $43.7 million, compared to $43.0 million in the 2024 period, an increase of $0.7 million. The increase in cost of sales is attributable to higher tonnes milled and higher ounces sold as mentioned above, which resulted in higher overall costs despite minimally improved cost per ounce metrics.

Mine operating income for the year was $48.5 million, compared to $23.2 million in 2024. The increase in mine operating income is a result of higher revenues, with cost of sales being similar to the comparative period, as noted above.

General and Administrative Expenses & Share-Based Payments

General and administrative expenses were $8.7 million, compared to $6.2 million in the comparable year, with any increases coming from additional salaries and benefits and office expenses in the period, as result of increased operations in Mexico.

Share-based payments were $3.7 million, compared to $2.0 million in the comparable year, an increase of $1.7 million. The increase is a direct result of the timing of stock option and RSU grants, and fluctuations in share price on the grant dates.

Other Items

Unrealized gain on derivative liability was $1.8 million compared to $0.5 million loss in Q4 2024. This is a direct result of US dollar/Mexican Peso foreign exchange forward contracts entered into mitigate risks surrounding the Company of material foreign exchange movements that could cause the Company to incur material losses.

Unrealized foreign exchange loss for the year was $0.7 million, a negative movement of $1.7 million compared to a gain of $1.0 million in the comparable period in 2024. Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the period, the Mexican Peso appreciated against the US dollar, with the Canadian dollar remaining constant, resulting in an overall foreign exchange loss for the period. During the year ended December 31, 2024, the US dollar remained constant in relation to the Canadian dollar but depreciated compared to the Mexican peso by the end of first half of the year, resulting in a foreign exchange gain.

Current and Deferred Income Taxes

Current income tax expense for the period was $11.6 million, compared to a current income tax expense of $6.3 million in the comparable period. The movements are a result of higher profits generated in 2025, resulting in increased income tax expense, whereas in 2024, the Company had losses available to partially offset taxable income in Mexico.

Page 12

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

Deferred income tax expense was $1.7 million, a change of $1.6 million compared to an expense of $0.1 million in 2024. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes during the current and comparable periods primarily relate to movements in the tax bases and mining profits and/or losses in Mexico.

Net Income

Net income was $26.6 million for the period, or $0.18 per basic share and $0.17 per diluted share, compared to net income of $8.1 million, or $0.06 per share during the comparable period in 2024. The changes are a result of the items noted above, which are primarily increases in revenues, mine operating income and gains on long-term investments between the two comparable periods. The increase was partially offset by increases in general and administrative expenses, share-based payments, and foreign exchange loss. Net income was further impacted by movements in the unrealized derivative liability / asset and other expenses.

EBITDA & Adjusted Income/Loss (see “Non-IFRS Accounting Standards Measures”)

EBITDA for the year was $43.0 million, an increase of $25.0 million when compared to $18.0 million for the comparable year. The changes in EBITDA are primarily a factor of the items above, excluding any changes in depreciation and depletion, and any changes in income taxes. See Non-IFRS Accounting Standards Measures for a reconciliation for EBITDA.

Adjusted earnings for the year was $46.5 million, an increase of $25.2 million when compared to adjusted earnings of $21.3 million in the corresponding period in 2024. Changes to adjusted earnings are a result of the items noted above in EBITDA, further excluding share-based payments, unrealized gains and losses related to derivative liabilities, write-downs of equipment and movements in foreign exchange. See Non-IFRS Accounting Standards Measures for a reconciliation for adjusted earnings.

Cash Costs & All-in Sustaining Costs (see “Non-IFRS Accounting Standards Measures”)

Cash costs per silver equivalent payable ounce sold was $16.13, compared to $14.84 for the comparable period in 2024. The increase is attributable to lower payable silver equivalent ounces sold in the current period than previous periods as a result of higher silver prices impacting the silver:gold and silver:copper ratios used to calculate silver equivalent ounces, as well as lower volumes sold of silver, gold and copper.

All-in sustaining costs per silver equivalent payable ounce sold was $23.75, compared to $20.57 in 2024. As noted above, the increase is primarily due to lower payable silver equivalent ounces sold in the current period than previous periods as a result of higher silver prices impacting the silver:gold and silver:copper ratios used to calculate silver equivalent ounces, as well as lower volumes sold of silver, gold and copper. This was further impacted by increased sustaining capital expenditures and increased general & administrative expenses in the current period compared to 2024.

See Non-IFRS Accounting Standards Measures for a reconciliation for cash costs and all-in sustaining costs

Page 13

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

Production Highlights

Q4 2025	Q4 2024	Change%		YTD 2025	YTD 2024	Change %
189,338	181,733	4%	Total Mill Feed (dry tonnes)	736,935	648,774	14%
70	56	26%	Feed Grade Silver (g/t)	59	61	-4%
0.40	0.59	-33%	Feed Grade Gold (g/t)	0.44	0.51	-14%
0.40	0.52	-24%	Feed Grade Copper (%)	0.42	0.51	-17%
82%	87%	-5%	Recovery Silver (%)	84%	88%	-4%
70%	74%	-5%	Recovery Gold (%)	73%	71%	3%
83%	86%	-3%	Recovery Copper (%)	84%	87%	-4%
345,298	283,794	22%	Total Silver Produced (oz)	1,157,828	1,109,214	4%
1,687	2,560	-34%	Total Gold Produced (oz)	7,621	7,477	2%
1,295,244	1,773,694	-27%	Total Copper Produced (lbs)	5,667,996	6,197,603	-9%
671,583	735,557	-9%	Total Silver Equivalent Produced (oz)[1]	2,606,155	2,652,498	-2%

Production Results by Operation – Q4 2025	Avino	La Preciosa	Total
Total Mill Feed (dry tonnes)	177,343	11,995	189,338
Feed Grade Silver (g/t)	62	191	70
Feed Grade Gold (g/t)	0.40	0.32	0.40
Feed Grade Copper (%)	0.40	-	0.40
Recovery Silver (%)	84%	66%	82%
Recovery Gold (%)	71%	62%	70%
Recovery Copper (%)	83%	-%	83%
Total Silver Produced (oz)	297,054	48,244	345,298
Total Gold Produced (oz)	1,610	77	1,687
Total Copper Produced (lbs)	1,295,244	-	1,295,244
Total Silver Equivalent[1] Produced (oz)	616,635	54,949	671,583
Production Results by Operation – FY 2025	Avino	La Preciosa	Total
Total Mill Feed (dry tonnes)	724,940	11,995	736,935
Feed Grade Silver (g/t)	56	191	59
Feed Grade Gold (g/t)	0.44	0.32	0.44
Feed Grade Copper (%)	0.42	-	0.42
Recovery Silver (%)	84%	66%	84%
Recovery Gold (%)	73%	62%	73%
Recovery Copper (%)	84%	-%	84%
Total Silver Produced (oz)	1,109,584	48,244	1,157,828
Total Gold Produced (oz)	7,544	77	7,621
Total Copper Produced (lbs)	5,667,996	-	5,667,996
Total Silver Equivalent[1] Produced (oz)	2,551,207	54,949	2,606,155

1.

In Q4 and FY 2025, AgEq was calculated using metal prices of $30.00 per oz Ag, $2,600 per oz Au and $4.17 per lb Cu. In Q4 2024, AgEq was calculated using metals prices of $31.34 oz Ag, $2,662 oz Au and $4.17 lb Cu. For FY 2024, AgEq was calculated using metal prices of $28.24 oz Ag, $2,387 oz Au and $4.15 lb Cu. Calculated figures may not add up due to rounding.

Page 14

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company.

Qualified Person(s)

Peter Latta, P.Eng, MBA, Vice President, Technical Services, is a qualified person within the context of National Instrument 43-101, and has reviewed and approved the technical data in this document.

Non – IFRS Accounting Standards Measures

EBITDA and Adjusted earnings

Earnings, or loss, before interest, taxes and amortization (“EBITDA”) is a non IFRS financial measure which excludes the following items from net earnings:

•	Income tax expense
•	Finance costs
•	Amortization and depletion

Adjusted earnings excludes the following additional items from EBITDA

•	Share based compensation;
•	Non-operational items including foreign exchange movements, fair value adjustments on derivative liability movements and other non-recurring items

Management believes EBITDA and adjusted earnings provides an indication of continuing capacity to generate operating cash flow to fund capital needs, service debt obligations and fund capital expenditures. These measures are intended to provide additional information to investors and analysts and are indicative of the Company’s financial performance. There are not standardized definitions under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS Accounting Standards.

Adjusted earnings excludes share-based payments, and non-operating or recurring items such as foreign exchange gains and losses, writedown of equipment or supplies and materials inventory, fair value adjustments on outstanding warrants and fair value adjustments on derivative liabilities. Under IFRS Accounting Standards, entities must reflect within compensation expense the cost of share-based payments. In the Company’s circumstances, share-based compensation can involve significant amounts that will not be settled in cash but are settled by issuance of shares in exchange. The Company discloses adjusted earnings to aid in understanding the results of the Company.

Adjusted earnings per share is calculated taking adjusted earnings divided by the weighted average number of diluted common shares per the financial statements.

Page 15

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

The following table provides a reconciliation of net earnings in the financial statements to EBITDA, adjusted earnings and adjusted earnings per share:

Expressed in 000’s of US$, unless otherwise noted	Q4 2025	Q4 2024	FY 2025	FY 2024
Net income for the period	$10,460	$5,092	$26,643	$8,100
Depreciation and depletion	1,009	882	3,745	3,386
Interest income and other	(739)	(287)	(1,414)	(364)
Interest expense	98	139	316	387
Finance cost	168	-	247	10
Accretion of reclamation provision	48	46	204	197
Current income tax expense	3,164	4,255	11,590	6,288
Deferred income tax expense	201	(1,028)	1,665	33
EBITDA	$14,409	$9,099	$42,996	$18,037
Unrealized (gain) loss on derivatives	211	475	(1,789)	475
Share-based payments	879	434	3,726	2,035
Write down of equipment and supplies and materials inventory	180	578	593	1,144
Write-down of uncollectible asset	-	-	-	621
Loss on sale of mineral properties	304	-	304	-
Foreign exchange (gain) loss	314	(636)	705	(979)
Adjusted earnings	$16,297	$9,950	$46,535	$21,333
Shares outstanding (diluted)	164,389,466	146,635,008	157,811,276	141,331,864
Adjusted earnings per share	$0.10	$0.07	$0.29	$0.15

Cash Cost and All-in Sustaining Cost per Silver Equivalent Payable Ounce Sold

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to cash cost and all-in sustaining cost per silver equivalent payable ounce sold. In each table, “silver equivalent payable ounces sold” consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot silver, gold and copper prices for the corresponding period.

Cash cost per payable ounce and all-in sustaining cost per payable ounce are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS Accounting Standard measures is similar to that reported by other mining companies. Total cash cost per payable ounce and all-in sustaining cost per payable ounce are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS Accounting Standards, and are disclosed in addition to IFRS Accounting Standards measures.

Page 16

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

Cash cost per silver equivalent payable ounce

Management believes that the Company’s ability to control the cash cost per silver equivalent payable ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Achieving a low silver equivalent production cost base allows the Company to remain profitable from mining operations even during times of low commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improve the Company’s financial condition.

The Company’s calculation of all-in sustaining costs includes sustaining capital expenditures of $3,219 for the year  ended December 31, 2025 and all of which is attributable to the Avino Mine.

To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS Accounting Standard measures and the Company’s consolidated financial statements are provided below. The non-IFRS Accounting Standard measures presented are intended to provide additional information, and should not be considered in isolation nor should they be considered substitutes for IFRS Accounting Standards measures. Calculated figures may not add up accurately due to rounding.

The following table reconciles cost of sales to cash cost per payable AgEq oz and all-in sustaining cost per payable AgEq oz for the three months ended December 31, 2025 and 2024:

Expressed in 000’s of US$, unless otherwise noted	Q4 2025			Q4 2024
	Avino	La Preciosa	Total	Avino	La Preciosa	Total
Cost of sales	$12,365	$963	$13,328	$13,926	$-	$13,926
Exploration expenses	(458)	-	(458)	(158)	-	(158)
Write down of equipment and supplies and materials inventory	(180)	-	(180)	(578)	-	(578)
Depletion and depreciation	(933)	(33)	(966)	(843)	-	(843)
Cash production cost	10,794	930	11,724	12,347	-	12,347
Silver equivalent payable ounces sold	529,913	25,654	555,567	889,294	-	889,294
Cash cost per silver equivalent payable ounce sold	$20.37	$36.27	$21.10	$13.88	$-	$13.88
General and administrative expenses	3,450	261	3,711	2,141	-	2,141
Treatment & refining charges	543	25	568	1,087	-	1,087
Penalties	547	-	547	745	-	745
Sustaining capital expenditures	1,467	-	1,467	555	-	555
Exploration expenses	458	-	458	158	-	158
Share-based payments and G&A depreciation	(866)	(56)	(922)	(473)	-	(473)
Cash operating cost	$16,393	$1,160	$17,553	$16,560	$-	$16,560
AISC per silver equivalent payable ounce sold	$30.94	$45.20	$31.59	$18.62	$-	$18.62

*Certain amounts shown may not add exactly to the total due to rounding differences

Page 17

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

The following table reconciles cash cost per AgEq oz production cost to all-in sustaining cost per AgEq oz for the year ended December 31, 2025, and 2024:

Expressed in 000’s of US$, unless otherwise noted	FY 2025			FY 2024
	Avino	La Preciosa	Total	Avino	La Preciosa	Total
Cost of sales	$42,729	$963	$43,692	$42,977	$-	$42,977
Exploration expenses	(1,417)	-	(1,417)	(567)	-	(567)
Write down of equipment and supplies and materials inventory	(593)	-	(593)	(1,144)	-	(1,144)
Depletion and depreciation	(3,548)	(33)	(3,581)	(3,233)	-	(3,233)
Cash production cost	37,171	930	38,101	38,033	-	38,033
Silver equivalent payable ounces sold	2,336,851	25,654	2,362,505	2,562,211	-	2,562,211
Cash cost per silver equivalent payable ounce sold	$15.91	$36.27	$16.13	$14.84	$-	$14.84
General and administrative expenses	12,155	261	12,416	8,261	-	8,261
Treatment & refining charges	2,402	25	2,427	3,527	-	3,527
Penalties	2,428	-	2,428	2,978	-	2,978
Sustaining capital expenditures	3,219	-	3,219	1,533	-	1,533
Exploration expenses	1,417	-	1,417	567	-	567
Share-based payments and G&A depreciation	(3,834)	(56)	(3,890)	(2,188)	-	(2,188)
Cash operating cost	$54,958	$1,160	$56,118	$52,711	$-	$52,711
AISC per silver equivalent payable ounce sold	$23.52	$45.20	$23.75	$20.57	$-	$20.57

*Certain amounts shown may not add exactly to the total due to rounding differences

*General and administrative expenses in 2025 excludes $165 in expenses attributable to La Preciosa

Mine Operating Cash Flow Before Taxes

Mine operating cash flow before taxes is a non-IFRS Accounting Standard measure that does not have a standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow before taxes is calculated as mine operating income less depreciation and depletion in cost of sales and write down or reversals of equipment and supplies and materials inventory. Mine operating cash flow before taxes is used by management to assess the performance of the mine operations, excluding corporate activities and is provided to investors as a measure of the Company’s operating performance.

In 000’s	Q4 2025	Q4 2024	FY 2025	FY 2024
Mine operating income – per financial statements	$17,844	$10,456	$48,535	$23,201
Depreciation and depletion included in cost of sales	965	843	3,581	3,233
Write down of equipment and supplies and materials inventory	180	579	593	1,144
Mine operating cash flow before taxes	$18,989	$11,878	$52,709	$27,578

Page 18

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

Operating Cash Flow Before Working Capital Adjustments

Operating cash flow before working capital adjustments a non-IFRS Accounting Standard measure that does not have a standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow before working capital adjustments is calculated as cash provided by operating activities on the consolidated statement of cash flows, less net changes in non-cash working capital items per the consolidated statement of cash flows. This measure is used by management to assess the performance of the mine operations and is provided to investors as a measure of the Company’s operating performance.

In 000’s	Q4 2025	Q4 2024	FY 2025	FY 2024
Cash provided by operating activities	$9,986	$15,551	$27,423	$23,124
Net change in non-cash working capital items	8,967	(9,604)	7,919	(8,035)
Operating cash flow before working capital adjustments	$18,953	$5,947	$35,342	$15,089

Working Capital

Management uses working capital to assess the Company’s ongoing liquidity position and future requirements, and believe it provides useful information to an investor. The Company’s working capital position is as follows:

In 000’s	December 31, 2025	December 31, 2024
Current assets	$132,068	$40,769
Current liabilities	(32,506)	(15,534)
Working capital	$99,562	$25,235

Results of Operations - Summary of Quarterly Results

In 000’s	2025	2025	2025	2025	2024	2024	2024	2024
Quarter ended	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1
Revenue	$30,544	$21,042	$21,805	$18,836	$24,382	$14,616	$14,787	$12,393
Net income (loss)	$10,460	$7,702	$2,864	$5,617	$5,092	$1,169	$1,240	$599
Earnings(loss)pershare - basic	$0.07	$0.05	$0.02	$0.04	$0.04	$0.01	$0.01	$0.00
Earnings(loss)pershare - diluted	$0.06	$0.05	$0.02	$0.04	$0.03	$0.01	$0.01	$0.00
Total Assets	$279,032	$221,858	$174,680	$157,693	$148,711	$135,366	$133,702	$128,644

During Q4 2025, revenue increased significantly compared to previous quarters, mainly due to elevated silver prices even with lower silver equivalent ounces sold in the current quarter.

Net income and earnings per share in Q4 2025 were the highest in the Company’s history. Earnings overall have increased quarter over quarter, other than Q2 2025, mainly due to better metal realized prices, volume sold and lower costs due to cost management as well as positive movements between the USD and Mexican Peso exchange rates. For further details see “Financial Results” section.

Total assets continue to increase overall when compared to previous quarters, as result of operating and financing cash flow generation, and capital investment in the operation.

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administrative expenses, including non-cash items such as share-based payments, and other items including foreign exchange and deferred income taxes. These fluctuations are mainly caused by market conditions such as fluctuations in metal prices, currency fluctuations as well as variations in mineralization of the zones mined.

Page 19

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

Discussion and analysis relating to the Company’s financial position, as well as movements in cash flow, is as follows:

Selected Annual Information - Statement of Financial Position

(000’s)	December 31, 2025	December 31, 2024	December 31, 2023
Cash	$101,724	$27,317	$2,688
Total current assets	132,068	40,769	23,535
Total assets	279,032	148,711	128,340
Total current liabilities	32,506	15,534	13,808
Total liabilities	45,002	23,312	22,339
Share capital	243,317	163,325	151,688
Accumulated deficit	(16,615)	(43,323)	(51,423)
Total equity	234,030	125,399	106,001

Cash and current assets have increased in the current year, as a result of higher metal prices and good cost management, as well as proceeds from the at-the-market (“ATM”) offering. These increases were partly offset by capital re-investment into mining operations at Avino and development and exploration expenditures at La Preciosa. As a result of capital acquisitions, total assets have increased year over year.

Total and current liabilities in 2025 compared to prior years increased, with increases mainly due to higher taxes payable from higher operational profits as well as the deferred consideration payable that resulted from the repurchase of the royalty obligations on La Preciosa. The decrease in 2024 is a result of the repayment of the $5 million note payable arising from the La Preciosa acquisition that closed during 2022, as well as reductions in taxes payable and the expiration of the warrants associated with the warrant liability.

Share capital and total equity increased year over year as a result of shares issued through the Company’s ATM program, as well as exercises of stock options, with proceeds being used for capital expansion purposes and retirement of existing obligations.

Accumulated deficit has decreased year over year as a result of profitable operations. Further details are available on operations in the “Financial Results” sections.

Cash Flow

	December 31, 2025	December 31, 2024
Cash generated by operating activities	$27,423	$23,124
Cash generated by financing activities	73,859	8,015
Cash used in investing activities	(26,875)	(6,560)
Change in cash	74,407	24,579
Effect of exchange rate changes on cash	-	50
Cash, beginning of period	27,317	2,688
Cash, end of period	$101,724	$27,317

Operating Activities

Cash generated by operating activities for the year ended December 31, 2025, was $27.4 million, an increase of $4.3 million compared to $23.1 million generated for the year ended December 31, 2024. Cash movements from operating activities can fluctuate with changes in net income and working capital movements. In the year ended December 31, 2025, cash generated from operating activities increased primarily as a result of increases to net income by $18.5 million, offset primarily by non-cash adjustments for gains on long-term investments and derivatives totalling $4.6 million, as well as smaller movements in other non-cash items.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

Financing Activities

Cash generated by financing activities was $73.9 million for the year ended December 31, 2025, compared to $8.0 million generated for the year ended December 31, 2024. The movement is a result of proceeds from shares issued on the ATM and option exercises, partially offset by higher payments of lease and equipment loan. During the year ended December 31, 2025, the Company received net proceeds from issuance of shares for cash and from options exercise of $76.5 million (December 31, 2024 – $10.1 million). The Company also made lease and equipment loan payments totaling $2.6 million (December 31, 2024 - $2.1 million).

Investing Activities

Cash used in investing activities for the year ended December 31, 2025, was $26.9 million compared to $6.6 million for the year ended December 31, 2024. Cash used in investing activities included $26.3 million (December 31, 2024 - $6.6 million) spent on additions to plant, equipment and mining properties and $0.6 million on exploration expenditures (December 31, 2024 - $5.0 million). Additions to plant, equipment and mining properties included $13.25 million spent on the repurchase of royalty obligations on La Preciosa in the current period.

Liquidity and Capital Resources

The Company’s ability to generate sufficient amounts of cash, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration, is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to continue with sustainable and profitable mining operations.

Management expects that the Company’s ongoing liquidity requirements will be funded from cash generated from current operations. If required to fund ongoing exploration activities, and meet its objectives, including ongoing advancement at the Avino Mine further financing may be required. The Company continues to evaluate financing opportunities to advance its projects. The Company’s ability to secure adequate financing is, in part, dependent on overall market conditions, the prices of silver, gold, and copper, and other factors.

The Company’s recent financing activities are summarized in the table below.

Intended Use of Proceeds	Actual Use of Proceeds

In June 2025, the Company announced the renewal of the at-the-market (the “2025 ATM”) sales agreement for gross proceeds of up to $40 million. At December 31, 2025, the Company had received gross proceeds of $40 million in connection with the 2025 ATM, completing the program. Proceeds from the 2025 ATM are intended for development activities focused at La Preciosa, sustaining capital and development activities at the Avino Mine, including equipment lease and loan payments, and general working capital purposes.

In November 2025, the Company announced a new at-the-market (the “2025 ATM #2”) sales agreement for gross proceeds of up to $60 million. At December 31, 2025, the Company had received gross proceeds of $33 million in connection with the 2025 ATM #2. The proceeds from the 2025 ATM #2 are intended for development activities focused at La Preciosa, sustaining capital and development activities at the Avino Mine, including equipment lease and loan payments, and general working capital purposes.

As of the date of this MD&A, the Company is using the funds as intended.

During this period, funds have been used for exploration and evaluation activities, the acquisition of mining equipment and development activities at La Preciosa, the acquisition of sustaining capital equipment and development of the Avino Mine and the repayments of capital equipment acquired under lease and loan. Further, funds were used for the repurchase of existing royalty and production obligations at La Preciosa. Remaining funds have remained in treasury for further acquisitions or investments into the existing operations

Since the at-the-market (“2023 ATM”) sales agreement was initiated in Q2 2023 which expired on May 2025, the Company received net proceeds of $20.6 million in connection the 2023 ATM. Proceeds from the 2023 ATM were intended for exploration and evaluation activities focused at La Preciosa, sustaining capital and development activities at the Avino Mine, including equipment lease and loan payments, and general working capital purposes.

As of the date of this MD&A, the Company has used the funds as intended.

During the period between May 2023 and June 2025, all funds were used for exploration and evaluation activities, the acquisition of sustaining capital equipment and development of the Avino Mine and the repayments of capital equipment acquired under lease and loan. Remaining funds have remained in treasury for further acquisitions or investments into the existing operations.

Page 21

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements other than those disclosed in the Commitments section of this MD&A.

Transactions with Related Parties

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a) Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel is as follows:

	2025	2024
Salaries, benefits, and consulting fees	$2,558	$1,203
Share-based payments	3,003	1,666
	$5,561	$2,869

(b) Amounts due to/(from) related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand.

The following table summarizes the amounts were due to/(from) related parties:

	December 31, 2025	December 31, 2024
Oniva International Services Corp.	$98	$95
Silver Wolf Exploration Ltd.	(239)	(113)
	$(141)	$(18)

For services provided to the Company by the President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by the Company’s President and CEO and director, for consulting services. For the year ended December 31, 2025, the Company paid $788 (December 31, 2024 - $281) to ICC.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

(c) Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company, with a 2.5% markup. The President & CEO, and director of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

The transactions with Oniva are summarized below:

	2025	2024
Salaries and benefits	$1,116	$974
Office and miscellaneous	573	480
	$1,689	$1,454

Financial Instruments and Risks

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a) CreditRisk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, long-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short- term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with three (December 31, 2024 – two) counterparties. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At December 31, 2025, no amounts were held as collateral.

(b)LiquidityRisk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at December 31, 2025, in the amount of $101,724 and current assets exceeded current liabilities by $99,562 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of finance lease obligations are due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

Page 23

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

The maturity profiles of the Company’s contractual obligations and commitments as at December 31, 2025, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$14,204	$14,204	$-	$-
Deferred consideration payable	8,750	8,750	-	-
Equipment loans	422	225	197	-
Finance lease obligations	5,946	2,907	3,039	-
Total	$29,322	$26,086	$3,236	$-

(c) Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not materially exposed to interest rate risk, as any material debt obligations that bear interest are fixed and not subject to floating interest rates. A 10% change in the interest rate would not a result in a material impact on the Company’s operations.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	December 31, 2025		December 31, 2024
	MXN	CDN	MXN	CDN
Cash	$29,172	$1,710	$13,989	$396
Due from related parties	4,026	-	2,287	-
Long-term investments	-	5,690	-	1,742
Reclamation bonds	-	6	-	6
Amounts receivable	11,461	30	3,599	24
Accounts payable and accrued liabilities	(73,792)	(311)	(65,989)	(46)
Due to related parties	-	(135)	-	(136)
Finance lease obligations	(4,320)	(430)	(2,031)	(549)
Net exposure	(33,453)	6,560	(48,145)	1,437
US dollar equivalent	$(1,863)	$4,785	$(2,349)	$998

Based on the net US dollar denominated asset and liability exposures as at December 31, 2025, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the year ended December 31, 2025, by approximately $248 (December 31, 2024 - $144). The Company has entered into certain foreign currency contracts to mitigate this risk and during the year ended December 31, 2025, recorded a derivative asset of $1,314 (December 31, 2024 – derivative liability of $475).

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At December 31, 2025, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $743 (December 31, 2024 - $36).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At December 31, 2025, a 10% change in market prices would have an impact on net earnings (loss) of approximately $384 (December 31, 2024 - $119).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d) Classification of Financial Instruments

IFRS 13 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2025:

	Level 1	Level 2	Level 3
Financial assets
Cash	$101,724	$-	$-
Amounts receivable	-	7,430	-
Derivative asset	-	1,314	-
Long-term investments	3,843	-	308
Total financial assets	$105,567	$8,744	$308

Financial liabilities
Derivative liability	-	-	-
Total financial liabilities	$-	$-	$-

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2024:

	Level 1	Level 2	Level 3
Financial assets
Cash	$27,317	$-	$-
Amounts receivable	-	369	-
Derivative asset	-	-	-
Long-term investments	1,190	-	57
Total financial assets	$28,507	$369	$57

Financial liabilities
Derivative liability	-	(475)	-
Total financial liabilities	$-	$(475)	$-

Commitments

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 10 of the consolidated financial statements.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	December 31, 2025	December 31, 2024
Not later than one year	$459	$180
Later than one year and not later than five years	1,677	1,052
Later than five years	3,210	3,312
	$5,346	$4,544

Office lease payments recognized as an expense during the year ended December 31, 2025, totaled $39 (December 31, 2024 - $39).

Due to the nature of the Company’s activities, the Company is from time to time involved in various claims and legal proceedings arising in the conduct of its business. At the reporting date, none of such claims and legal proceedings are considered probable of resulting in a material loss or judgment against the Company.

Subsequent Events

At-The-Market Sales – Subsequent to December 31, 2025, the Company issued 3,099,435 common shares in at- the-market offerings under prospectus supplement for gross proceeds of $24,950.

Stock Options Exercises – Subsequent to December 31, 2025, the Company issued 2,535,226 common shares through the exercise of 2,549,322 stock options at an average exercise price of C$1.17 for proceeds of C$2,960.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

As at March 10, 2026 the following common shares, warrants, and stock options were outstanding:

	Number of shares	Exercise price	Remaining life (years)
Share capital	167,943,649	-	-
Restricted Share Units (“RSUs”)	3,336,715	-	0.05 – 2.22
Stock options	3,322,750	C$1.12 - C$4.38	1.04 – 4.22
Fully diluted	174,603,114

The following are details of outstanding stock options as at December 31, 2025 and March 10, 2026:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (December 31, 2025)	Number of Shares Remaining Subject to Options (March 10, 2026)
March 25, 2027	C$1.20	262,500	262,500
March 29, 2028	C$1.12	1,560,000	450,000
March 25, 2029	C$0.78	1,624,000	610,000
April 9, 2030	C$2.11	2,274,500	1,925,250
May 27, 2030	C$4.38	150,000	75,000
Total:		5,871,250	3,322,750

The following are details of outstanding RSUs as at December 31, 2025 and March 10, 2026:

Expiry Date	Number of Shares Remaining Subject to RSUs (December 31, 2025)	Number of Shares Remaining Subject to RSUs (March 10, 2026)
March 29, 2026	585,000	585,000
April 1, 2027	1,204,000	1,204,000
April 9, 2028	1,476,000	1,476,000
April 9, 2028	71,715	71,715
Total:	3,336,715	3,336,715

Recent Accounting Pronouncements

New and amended IFRS that are effective for the current year:

Certain new accounting standards and interpretations have been published that are either applicable in the current year, or are not mandatory for the current period and have not been early adopted.

Amendments to IAS 21 – Lack of Exchangeability

The amendments clarify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. In addition, the amendments require the disclosure of information that enables users of financial statements to understand the impact of currency not being exchangeable. There was no material impact on the Company’s consolidated financial statements from the adoption of these amendments.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial instruments

The amendments provide guidance on the derecognition of a financial liability settled through electronic transfer, as well as the classification of financial assets for: contractual terms consistent with a basic lending arrangement; assets with non-recourse features and contractually linked instruments.

Additionally, the amendments introduce new disclosure requirements related to investments in equity instruments designated at fair value through other comprehensive income (“FVOCI”), and additional disclosures for financial instruments with contingent features.

The amendments to IFRS 9 and IFRS 7 regarding the Classification and Measurement of Financial Instruments with a mandatory application of the standard on annual reporting periods beginning on or after January 1, 2026. We are currently assessing these standards, and their potential impact on the Company in the current or future reporting periods.

Amendments to IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB released IFRS 18. IFRS 18 replaces IAS 1 while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management defined performance measures (MPMs) in the notes to the financial statements, iii) improve aggregation and disaggregation. IFRS 18 requires retrospective application with specific transition provisions.

IFRS 18 regarding the Presentation and Disclosure of Financial Statements with a mandatory application of the standard on annual reporting periods beginning on or after January 1, 2027. We are currently assessing these standards, and their potential impact on the Company in future reporting periods.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d- 15(f) of the Exchange Act, and by the Canadian Securities Administrators) that occurred during the nine months ended September 30, 2025, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Cautionary Note regarding Reserves and Resources

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), issued by the Canadian Securities Administrators, lays out the standards of disclosure for mineral projects. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Peter Latta, Vice President, Technical Services is a certified QP for the Company and has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.avino.com or under the Company’s profile on SEDAR+ at www.sedarplus.ca.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

Disclosure Controls and Procedures

Management, including our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures on financial reporting (as defined in NI 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings and as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) and has concluded that, based on its evaluation, that the Company’s disclosure controls and procedures were effective as of December 31, 2025.

Management’s Report on Internal Control over Financial Reporting (“ICFR”)

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS as issued by the IASB. Internal controls over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s consolidated financial statements in accordance with IFRS as issued by the IASB; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

Management, including our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of the Company’s internal controls over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) (‘COSO’). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that as of December 31, 2025, the Company’s internal controls over financial reporting, as defined in NI 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings and as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) were effective as of December 31, 2025.

The consolidated financial statements for the years ended December 31, 2025 and 2024, have been audited by Deloitte LLP, an independent registered public accounting firm, and its attestation report on management's assessment of the Company’s internal control over financial reporting as of December 31, 2025 appearing immediately preceding the Company’s audited consolidated financial statements.

Our management and the Board of Directors do not expect that our disclosure controls and procedures or internal controls over financial reporting will prevent all errors or all instances of fraud. A control system, no matter how well designed and operated, can provide only reasonable (not absolute) assurance that the control system’s objectives will be met. Further, the design, maintenance and testing of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control gaps and instances of fraud have been detected. These inherent limitations include the reality that judgment in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design, maintenance and testing of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any control system may not succeed in achieving its stated goals under all potential future conditions.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2025

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in respects from the requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to domestic United States issuers. Accordingly, the disclosure in this MD&A regarding our mineral properties may not be comparable to the disclosure of United States issuers subject to the SEC’s mining disclosure requirements.

Additional Information

Additional information on the Company, including the Company’s consolidated audited financial statements for the year ended December 31, 2025, is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.avino.com.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of March 10, 2026. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward- looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company’s operations, and statements regarding the Company’s liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR+ with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Material linked to the Company’s website within this MD&A is not deemed to be incorporated by reference nor form a part of this MD&A.

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